ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 5, 2019

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    ETF Series Solutions (the “Trust”)
Cboe Vest S&P 500 Buffer Protect Strategy (January) ETF (S000060884)
Cboe Vest S&P 500 Buffer Protect Strategy (February) ETF (S000060888)
Cboe Vest S&P 500 Buffer Protect Strategy (March) ETF (S000060889)
Cboe Vest S&P 500 Buffer Protect Strategy (April) ETF (S000060890)
Cboe Vest S&P 500 Buffer Protect Strategy (May) ETF (S000060891)
Cboe Vest S&P 500 Buffer Protect Strategy (June) ETF (S000060892)
Cboe Vest S&P 500 Buffer Protect Strategy (July) ETF (S000060893)
Cboe Vest S&P 500 Buffer Protect Strategy (August) ETF (S000060894)
Cboe Vest S&P 500 Buffer Protect Strategy (September) ETF (S000060895)
Cboe Vest S&P 500 Buffer Protect Strategy (October) ETF (S000060885)
Cboe Vest S&P 500 Buffer Protect Strategy (November) ETF (S000060886)
Cboe Vest S&P 500 Buffer Protect Strategy (December) ETF (S000060887)
(each individually, a “Fund”)
File Nos.: 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of each Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of these series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
257	10/24/2017	485APOS	0000894189-17-005616
278	1/5/2018	485BXT	0000894189-18-000081
297	2/1/2018	485BXT	0000894189-18-000670
311	3/2/2018	485BXT	0000894189-18-001446
324	3/29/2018	485BXT	0000894189-18-002051
334	4/27/2018	485BXT	0000894189-18-002542
344	5/25/2018	485BXT	0000894189-18-003066

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
351	6/22/2018	485BXT	0000894189-18-003461
361	7/20/2018	485BXT	0000894189-18-003829
380	8/17/2018	485BXT	0000894189-18-004504
388	9/14/2018	485BXT	0000894189-18-005183
397	10/12/2018	485BXT	0000894189-18-005578
410	11/9/2018	485BXT	0000894189-18-006195
423	12/7/2018	485BXT	0000894189-18-006692
437	1/4/2019	485BXT	0000894189-19-000050
449	2/1/2019	485BXT	0000894189-19-000672
461	3/1/2019	485BXT	0000894189-19-001314
480	3/29/2019	485BXT	0000894189-19-001948
492	4/26/2019	485BXT	0000894189-19-002326
507	5/21/2019	485BXT	0000894189-19-003098
518	6/18/2019	485BXT	0000894189-19-003656
527	7/17/2019	485BXT	0000894189-19-004224
538	8/15/2019	485BXT	0000894189-19-005039
550	9/13/2019	485BXT	0000894189-19-006231
560	10/11/2019	485BXT	0000894189-19-006879
569	11/8/2019	485BXT	0000894189-19-007540

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary